Exhibit 99.1

Zhihu Inc. Reports Unaudited First Quarter 2023 Financial Results

BEIJING, China, May 24, 2023 — Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH; HKEX: 2390), a leading online content community in China, today announced its unaudited financial results for the quarter ended March 31, 2023.

First Quarter 2023 Highlights

●	Total revenues were RMB994.2 million (US$144.8 million) in the first quarter of 2023, representing a 33.8% increase from the same period of 2022.

●	Net loss was RMB179.0 million (US$26.1 million) in the first quarter of 2023, narrowed by 70.9% from the same period in 2022.

●	Adjusted net loss (non-GAAP)[1] was RMB120.2 million (US$17.5 million) in the first quarter of 2023, narrowed by 67.3% from the same period of 2022.

●	Average monthly active users (MAUs)[2] reached 102.4 million in the first quarter of 2023, compared with 101.6 million in the same period of 2022.

●	Average monthly subscribing members[3] reached 14.9 million in the first quarter of 2023, representing a 116.0% increase from the same period of 2022.

“We are pleased to report a strong first quarter of 2023, with impressive revenue growth and another quarter of significantly narrowed loss. Our user growth reaccelerated during this quarter, and in March our MAUs surpassed 110 million, driven by our diverse content formats and enriched consumption scenarios. Our paid membership revenue reached the historical high while vocational training revenue continued to grow rapidly, as we extended our user coverage beyond the Zhihu community and deepened our services along the industry value chain. Our outstanding performance is a testament to our continued innovation in content community development and integration of cutting-edge AI technology.” said Mr. Yuan Zhou, chairman and chief executive officer of Zhihu.

Mr. Henry Sha, chief financial officer of Zhihu, added, “We outperformed this quarter by beating market consensus in terms of both top line and bottom line. Our total revenues for the quarter increased by 33.8% year over year to RMB994.2 million, driven by robust growth in both paid membership and vocational training businesses, and our gross margin expanded to 51.5% from 45.1% in the same period last year. We also achieved RMB59.9 million operating cash flow during the first quarter. It is the first time that Zhihu generates positive operating cash flow since its initial public offering. We will continue to focus on our core business development and remain prudent in exploring potential opportunities.”

First Quarter 2023 Financial Results

Total revenues were RMB994.2 million (US$144.8 million) in the first quarter of 2023, representing growth of 33.8% from RMB743.2 million in the same period of 2022.

Marketing services revenue[4] was RMB392.1 million (US$57.1 million), compared with RMB444.1 million in the same period of 2022. The decrease was primarily due to the challenging macroeconomic environment.

Paid membership revenue was RMB454.8 million (US$66.2 million), representing a 105.2% increase from RMB221.7 million in the same period of 2022. The increase was primarily attributable to the continued growth of our average monthly subscribing members which reached 14.9 million from 6.9 million in the same period of 2022.

Vocational training revenue was RMB107.0 million (US$15.6 million), representing a 170.6% increase from RMB39.5 million in the first quarter of 2022. The significant increase was primarily attributable to our further enriched online course offerings and the revenue contributions from our recently acquired businesses in the period.

Other revenues were RMB40.3 million (US$5.9 million), representing a 6.3% increase from RMB37.9 million in the same period of 2022. The year-over-year increase was primarily attributable to the increased sales of our private label products and book series.

Cost of revenues increased by 18.2% to RMB482.0 million (US$70.2 million) from RMB407.7 million in the same period of 2022. The increase was primarily due to an increase in content and operating costs to enhance our content attractiveness, as well as an increase in payment processing costs in connection with our revenue growth, partially offset by the decrease in cloud services and bandwidth costs resulting from our improved technology efficiency.

Gross profit was RMB512.2 million (US$74.6 million), representing a 52.7% increase from RMB335.5 million in the same period of 2022. Gross margin expanded to 51.5% from 45.1% in the same period of 2022, primarily attributable to our enhanced monetization efforts and the improvement of cloud services and bandwidth utilization efficiency.

Total operating expenses decreased by 25.9% to RMB729.0 million (US$106.1 million) from RMB983.7 million in the same period of 2022.

Selling and marketing expenses decreased by 12.0% to RMB445.6 million (US$64.9 million) from RMB506.6 million in the same period of 2022, primarily due to more disciplined promotional spending and decrease in salaries and welfare expenses.

Research and development expenses increased to RMB183.0 million (US$26.6 million) from RMB166.5 million in the same period of 2022. The increase was primarily attributable to the increase in the salaries and welfare of research and development personnel, as well as the increased spending in technology innovation.

General and administrative expenses decreased by 67.7% to RMB100.4 million (US$14.6 million) from RMB310.6 million in the same period of 2022, primarily due to lower share-based compensation expenses recognized and the decrease in professional service fees.

Loss from operations decreased by 66.6% to RMB216.7 million (US$31.6 million) from RMB648.2 million in the same period of 2022.

Adjusted loss from operations (non-GAAP)[1] decreased by 60.7% to RMB157.3 million (US$22.9 million) from RMB400.7 million in the same period of 2022.

Net loss decreased by 70.9% to RMB179.0 million (US$26.1 million) from RMB614.3 million in the same period of 2022.

Adjusted net loss (non-GAAP)[1] decreased by 67.3% to RMB120.2 million (US$17.5 million) from RMB367.4 million in the same period of 2022.

Diluted net loss per American Depositary Share (“ADS”) was RMB0.30 (US$0.04), compared with RMB1.02 in the same period of 2022.

Cash and cash equivalents, term deposits and short-term investments

As of March 31, 2023, the Company had cash and cash equivalents, term deposits and short-term investments of RMB6,257.7 million (US$911.2 million), compared with RMB6,261.5 million as of December 31, 2022.

Share Repurchase Program

The Company announced a share repurchase program in May 2022 under which the Company may repurchase up to US$100 million of Class A ordinary shares or ADSs for a 12-month period, which was approved by shareholders at the Company’s annual general meeting held on June 10, 2022. As of March 31, 2023, approximately 6.9 million Class A ordinary shares (including Class A ordinary shares underlying the ADSs) had been repurchased on both the New York Stock Exchange and The Stock Exchange of Hong Kong Limited under the program for a total price of US$17.8 million.

The board of directors of the Company has approved to extend the share repurchase program until June 10, 2024, which is subject to the shareholders’ approval for granting a general mandate to the board of directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued shares of the Company as of the date of such approval at the forthcoming annual general meeting of the Company.

[1] Adjusted loss from operations and adjusted net loss are non-GAAP financial measures. For more information on the non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

[2] MAUs refers to the sum of the number of mobile devices that launch our mobile app at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

[3] Monthly subscribing members refers to the number of our Yan Selection members in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

[4] Starting with the first quarter of 2023, we report revenues generated from advertising and content-commerce solutions collectively as “marketing services revenue” to better present our business and results of operation in line with our overall strategies. Revenues for the applicable comparison periods of 2022 have been retrospectively re-classified.

Conference Call

The Company’s management will host an earnings conference call at 7:30 a.m. U.S. Eastern Time on May 24, 2023 (7:30 p.m. Beijing/Hong Kong time on May 24, 2023).

All participants wishing to join the conference call must pre-register online using the link provided below. Once the pre-registration has been completed, each participant will receive a set of dial-in numbers, a passcode, and a unique registrant ID which can be used to join the conference call. Participants may pre-register at any time, including up to and after the call start time.

Participant Online Registration: https://dpregister.com/sreg/10179092/f976dce55c

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.zhihu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call, until May 31, 2023, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	1172692

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390), a leading online content community in China where people come to find solutions, make decisions, seek inspiration, and have fun. Since the initial launch in 2010, we have grown from a Q&A community into one of the top comprehensive online content communities and the largest Q&A-inspired online content community in China. For more information, please visit https://ir.zhihu.com.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses non-GAAP financial measures, such as adjusted loss from operations and adjusted net loss, to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and the tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP measures has limitations as an analytical tool, and investors should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP. For more information on the non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.8676 to US$1.00, the exchange rate in effect as of March 31, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

Email: zhihu@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Phone: +1-212-481-2050

Email: zhihu@tpg-ir.com

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
Revenues:
Marketing services	444,104	572,387	392,137	57,100
Paid membership	221,670	402,531	454,769	66,219
Vocational Training	39,544	84,591	106,998	15,580
Others	37,909	54,456	40,316	5,870
Total revenues	743,227	1,113,965	994,220	144,769
Cost of revenues	(407,684)	(485,442)	(482,001)	(70,185)
Gross profit	335,543	628,523	512,219	74,584

Selling and marketing expenses	(506,585)	(509,229)	(445,565)	(64,879)
Research and development expenses	(166,518)	(212,495)	(182,960)	(26,641)
General and administrative expenses	(310,632)	(123,107)	(100,438)	(14,625)
Total operating expenses	(983,735)	(844,831)	(728,963)	(106,145)

Loss from operations	(648,192)	(216,308)	(216,744)	(31,561)

Other income/(expenses):
Investment income	20,724	5,922	6,006	875
Interest income	9,355	33,671	39,493	5,751
Fair value change of financial instruments	8,453	(4,619)	(3,582)	(522)
Exchange losses	(4,155)	(1,524)	(5,649)	(823)
Others, net	1,930	6,099	6,333	922

Loss before income tax	(611,885)	(176,759)	(174,143)	(25,358)
Income tax expense	(2,398)	(2,755)	(4,829)	(703)
Net loss	(614,283)	(179,514)	(178,972)	(26,061)
Net income attributable to noncontrolling interests	-	(164)	(2,383)	(347)
Net loss attributable to Zhihu Inc.’s shareholders	(614,283)	(179,678)	(181,355)	(26,408)

Net loss per share
Basic	(2.04)	(0.59)	(0.59)	(0.09)
Diluted	(2.04)	(0.59)	(0.59)	(0.09)

Net loss per ADS (Two ADSs represent one Class A ordinary share)
Basic	(1.02)	(0.29)	(0.30)	(0.04)
Diluted	(1.02)	(0.29)	(0.30)	(0.04)

Weighted average number of ordinary shares outstanding
Basic	300,483,336	304,665,906	305,245,036	305,245,036
Diluted	300,483,336	304,665,906	305,245,036	305,245,036

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
Share-based compensation expenses included in:
Cost of revenues	4,770	3,663	4,400	641
Selling and marketing expenses	6,472	5,019	8,758	1,275
Research and development expenses	15,770	15,831	21,205	3,088
General and administrative expenses	218,055	18,032	21,555	3,138

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of December 31, 2022	As of March 31, 2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	4,525,852	4,172,007	607,491
Term deposits	948,390	744,020	108,338
Short-term investments	787,259	1,341,687	195,365
Trade receivables	834,251	758,352	110,425
Amounts due from related parties	24,798	19,127	2,785
Prepayments and other current assets	199,249	215,087	31,319
Total current assets	7,319,799	7,250,280	1,055,723
Non-current assets:
Property and equipment, net	7,290	7,057	1,028
Intangible assets, net	80,237	76,667	11,164
Goodwill	126,344	126,344	18,397
Long-term investments	-	30,000	4,368
Right-of-use assets	100,119	94,188	13,715
Other non-current assets	22,450	22,450	3,270
Total non-current assets	336,440	356,706	51,942
Total assets	7,656,239	7,606,986	1,107,665
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payables and accrued liabilities	916,112	1,001,454	145,823
Salary and welfare payables	283,546	284,801	41,470
Taxes payables	25,975	21,293	3,101
Contract liabilities	355,626	377,637	54,988
Amounts due to related parties	24,861	21,006	3,059
Short term lease liabilities	53,190	60,639	8,830
Other current liabilities	165,531	174,400	25,395
Total current liabilities	1,824,841	1,941,230	282,666
Non-current liabilities
Long term lease liabilities	43,367	33,616	4,895
Deferred tax liabilities	11,630	11,030	1,606
Other non-current liabilities	82,133	89,154	12,982
Total non-current liabilities	137,130	133,800	19,483
Total liabilities	1,961,971	2,075,030	302,149

Total Zhihu Inc.’s shareholders’ equity	5,653,696	5,479,882	797,933
Noncontrolling interests	40,572	52,074	7,583
Total shareholders’ equity	5,694,268	5,531,956	805,516

Total liabilities and shareholders’ equity	7,656,239	7,606,986	1,107,665

ZHIHU INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands)

	For the Three Months Ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
Loss from operations	(648,192)	(216,308)	(216,744)	(31,561)
Add:
Share-based compensation expenses	245,067	42,545	55,918	8,142
Amortization of intangible assets resulting from business acquisition	2,400	3,490	3,490	508
Adjusted loss from operations	(400,725)	(170,273)	(157,336)	(22,911)

Net loss	(614,283)	(179,514)	(178,972)	(26,061)
Add:
Share-based compensation expenses	245,067	42,545	55,918	8,142
Amortization of intangible assets resulting from business acquisition	2,400	3,490	3,490	508
Tax effects on non-GAAP adjustments	(600)	(600)	(600)	(87)
Adjusted net loss	(367,416)	(134,079)	(120,164)	(17,498)